An Annual Meeting of Shareholders was held on June 9, 2014. Shareholders voted to elect Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

                             For               Withheld
Rakesh K. Jain           24,492,994            625,710
Lucinda H. Stebbins      24,588,225            530,479

Rakesh K. Jain and Lucinda H. Stebbins were elected to serve until the 2017 Annual Meeting.

Trustees serving until the 2015 Annual Meeting are Daniel R. Omstead, Ph.D. and Uwe E.Reinhardt.

Trustees serving until the 2016 Annual Meeting are Michael W. Bonney, Oleg M. Pohotsky and William S. Reardon.

Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2014 by the following votes:

   For          Against        Abstain
24,607,653      204,299        306,752